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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
181

SEC FILE NUMBER

8 – 45369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2002___ AND ENDING ___DECEMBER 31, 2002___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FOREST FULCRUM FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. And Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. DEVOE III   (203) 637-6004
                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 1 8 2003

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____ STEPHEN J. DEVOE III _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ FOREST FULCRUM FUND, L.P. _____ , as of

_____ DECEMBER 31, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CHIEF OPERATING OFFICER

Meredith M. Boyle 2/25/03
Notary Public   Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
    Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2002, and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio + Associates, L.L.P.

New York, New York
February 25, 2003

FOREST FULCRUM FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
  Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 25, 2003

FOREST FULCRUM FUND, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Securities owned, at market value	$ 154,183,700
Receivable from clearing broker	125,153
Accrued interest and dividends	815,011
Other assets	11,679
Other receivables	2,768,828
TOTAL ASSETS	**$ 157,904,371**

LIABILITIES AND PARTNERS' CAPITAL

Accrued interest and dividends	$ 203,428
Payable to clearing brokers	2,378,790
Securities sold, but not yet purchased, at market value	85,161,496
Payable to affiliates and others	391,834
TOTAL LIABILITIES	**$ 88,135,548**
Partners' capital	69,768,823
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$ 157,904,371**

The accompanying notes are an integral part of this financial statement.

FOREST FULCRUM FUND, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Forest Fulcrum Fund, L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Partnership conducts business with several clearing brokers for its own proprietary accounts pursuant to several clearance agreements. All securities owned, and the receivable from and payable to the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts receivable from or due to one or more of these clearing brokers.

FOREST FULCRUM FUND, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(continued)

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2002, the Partnership had net capital of $38,969,788, which was $38,719,788 in excess of the minimum requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income determined on a monthly basis.

The Partnership reimbursed an affiliate of the Partnership for its allocated share of certain brokerage fees paid by the affiliate.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and equity swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to the risk through the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2002	Average Market Value 2002
Assets:			
Equities	$ 4,609,000	$ 166,735	$ 600,081
Equity Swaps	10,823,295	457,901	3,569,986
Liabilities:			
Equities	$ 1,537,000	$ 54,023	$ 77,030
Equity Swaps	647,722	25,456	2,632,025

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

Description	Long Market Value	Short Market Value
Consumer/Cyclical	15.04%	11.77%
Consumer/Non-Cyclical	3.01%	3.00%
Energy	6.21%	5.67%
Financial	15.09%	18.55%
Healthcare	11.60%	12.10%
Industrial	9.04%	6.20%
Materials	3.63%	3.97%
Media	3.42%	6.05%
Other	0.31%	9.61%
Technology	17.11%	13.39%
Telecommunications	5.29%	4.98%
Transportation	4.79%	4.26%
Utilities	5.46%	0.45%
	100.00%	100.00%

Included in the "other" category is United States Treasury notes used to hedge the various risks inherent in the portfolio.

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS (continued)

Investments with market values in excess of 5% of partners' capital

Description	Long Market Value	Short Market Value
Preferred stock:		
Calenergy Capital Trust III	$ 5,544,294	$ -
General Growth Properties, Inc.	3,587,088	-
Union Pacific Corporation	3,545,746	-

The fact that there is no corresponding Short Market Value means the position was less than 5% of partners' capital.

NOTE 7 – OTHER RECEIVABLES AND OTHER PAYABLES

Included in the other receivables and other payables on the statement of financial condition are $2,768,828 of receivables from non-broker-dealers related to the Partnership's equity swap transactions. These receivables and payables are governed by separate swap agreements with various arrangements and conditions regarding settlement of the receivables and payables.

NOTE 8 – SUBSEQUENT TRANSACTIONS

In January and February 2003, partners withdrew approximately $10,278,738 from and contributed approximately $8,575,458 to the Partnership.